MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

April 18, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

NEW JOINT VENTURE AGREEMENT

SIGNED ON MIRANDA’S PPM PROJECT

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it has signed an Exploration Agreement with Option to Form a Joint Venture with Piedmont Mining Company Inc. (“Piedmont”)  (OTCBB: PIED) whereby Piedmont may earn a joint venture interest in the PPM project, located on the north end of the Battle Mountain-Eureka gold trend in Nevada.

Under the terms of the agreement, Piedmont can earn a 55% interest in the property by spending $1,750,000 for exploration activities over a period of five years. A minimum work expenditure of $175,000 is expected in the first year with expenditure minimums increasing in subsequent years. Once the initial earn-in phase of 55% has been reached, Piedmont and Miranda will enter into a Joint Venture agreement for which Piedmont will be the operator.

The PPM project covers 3.6 square miles (9.3 square kilometers) consisting of 116 unpatented lode mining claims.  PPM is approximately 12 miles (19 kilometers) northwest of the Twin Creeks Mine on the west flank of the Hot Springs Range. Miranda theorizes that the PPM project covers a geologic setting analogous to that of the major deposits of the Getchell Trend, where combined past production and current resources exceed 23 million ounces of gold from the Twin Creeks, Getchell-Turquoise Ridge, and Pinson deposits.  Miranda has identified a pediment-covered gold target along northeast-striking faults, which extends southwest from a sediment-hosted mercury district. The claims are located over an area where those northeast-striking structures intersect gold-in-sagebrush geochemical anomalies proximal to the margin of an inferred buried intrusion.  Sediment-hosted mercury occurrences are frequently in close spatial association with sediment-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez, and Getchell Trends. The mercury occurrences adjacent to PPM may reflect zoning from a primary gold system under pediment near the intrusive margin.

Miranda proposes an exploration program to include detailed gravity survey, sage sampling, and mercury in soil gas surveys to help define structural targets beneath pediment gravels.   Survey work will begin immediately and a drill program, based on the results from these surveys, will be implemented later this year.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., White Bear Resources Inc., and Piedmont Mining Company Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.